COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235


06017004

SUPPL

September 19, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523) (CIK 0000852933)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of an announcement issued today by Commerzbank regarding its receipt of notice from The Capital Group Companies, Inc. that its holdings in Commerzbank AG shares had exceeded 5% of the voting rights of Commerzbank. This disclosure is required under the German Securities Trading Act, and it may be of interest to holders of Commerzbank securities. This announcement is also available on the Commerzbank head office website.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH


Steven A. Troyer
Vice President & Counsel (USA)


Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure



SEC File No. 082-02523

CIK 0000852933

Publication according to section 25 (1) of the German Securities Trading Act ("The Act")

According to section 21 (1), of the Act we have been notified by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA 90071, USA, that its shareholding in Commerzbank AG has exceeded 5% of the voting rights on 7 September 2006 and amounts now to 5,035%. These voting rights are attributed to The Capital Group Companies pursuant to section 22 (1) 1 No. 6 in conjunction with section 22 (1) 2 and 3 of the Act.

Frankfurt am Main, 19. September 2005

Commerzbank AG